Exhibit 99.1

GasLog Ltd. Announces Two Further Long-Term Charters With Cheniere And Places Newbuilding Orders At Samsung Heavy Industries

Monaco, December 26, 2018 - GasLog Ltd. (“GasLog”) (NYSE:GLOG) is pleased to announce that, as referenced in the GasLog press release of August 20, 2018, Cheniere Marketing International, LLP has exercised its option for two new charter party agreements each for a firm period of seven years. To fulfil the Charters, two LNG carriers have been ordered from Samsung Heavy Industries in South Korea.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 34 LNG carriers (including 25 ships on the water and nine on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co., Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 14 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com